UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® to Demonstrate Joint Mobile WiMAXTM Solution with Hitachi Communication Technologies. Dated March 31st, 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31st, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® to Demonstrate Joint Mobile WiMAX™
Solution with Hitachi Communication Technologies

Joint demonstration at CTIA Wireless Show, April 1-3, 2008, in Hitachi
Hall N1/N2, Booth #6914

Tel Aviv, Israel, March 31, 2008 – Alvarion® Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it plans to demonstrate its joint Mobile WiMAX™ solution – tailored to the unique needs of the Japanese market – together with Hitachi Communication Technologies at CTIA Wireless show, April 1-3, 2008.

Operators can benefit from the following features to be offered by the joint solution:

—	All-outdoor solution for reduced installation costs

—	Flexible capabilities enabling easy increase of traffic

—	Advanced MIMO/ Beamforming capabilities for enhanced coverage and capacity

—	High-speed packet processing performance

—	Low RF power consumption with advanced technologies

Recently, Hitachi was selected by UQ Communications Inc. to provide its access service network gateway for Mobile WiMAX and integrated operation maintenance system, and is expected to provide Japan’s first commercial system. Upon their selection by UQC, Hitachi noted that Mobile WiMAX is one of the core technologies for the next generation of high-speed wireless communication service, and will permit the Internet to be accessed from a PC or other communication terminal even while one is traveling. Viewing this opportunity as a springboard, Hitachi is stepping up its plans to global growth with its next-generation high-speed wireless communication business, including its WiMAX base-station business.

“We congratulate Hitachi on its win with UQC,” said Tzvika Friedman, President and CEO of Alvarion. “We believe our collaboration with Hitachi delivers a compelling, all-outdoor solution designed to offer advanced capabilities for the 2.5 GHz spectrum. Hitachi’s selection by UQC unquestionably emphasizes just how well-positioned they are in Japan. Their carrier-grade ASN-GW with our radio capabilities represents the implementation of our OPEN™ WiMAX best-of-breed strategy, which can serve as a great asset for the upcoming large-scale deployments in Japan.”

About Alvarion

Alvarion is the largest WiMAX pure player ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.